Exhibit 99.1

Nano Labs Announces Annual General Meeting

HANGZHOU, China, Sept. 23, 2024 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” “the Company,” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced that it will hold its 2024 Annual General Meeting of Shareholders (the “2024 Annual Meeting”) at 10 A.M. on October 23, 2024, Beijing time (10 P.M. on October 22, 2024, U.S. Eastern time) in China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, 310000, Peoples Republic of China. The Company has established the close of business on September 27, 2024, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. The purpose of the Meeting is:

(1)	to effect a share consolidation of every ten shares with a par value of US$0.0002 each in the Company’s issued and unissued share capital into one share with a par value of US$0.002 (the “Share Consolidation”), so that immediately following the Share Consolidation and the Share Re-designation, the authorized share capital of the Company shall be US$50,000 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (i) 12,141,093 Class A ordinary shares of par value of US$0.002 each, (ii) 2,858,908 Class B ordinary shares of par value of US$0.002 each, and (iii) 9,999,999 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors of the Company (the “Directors”) may determine in accordance with the Company’s New M&A (as defined below).

(2)	to amend the Company’s memorandum and articles of association currently in effect (the “Current M&A”) by the adoption of a new memorandum and articles of association to reflect the Share Consolidation (after the amendment, the “New M&A”); and

(3)	to approve the appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

Subject to obtaining the relevant shareholders' approval at the Meeting, the Share Consolidation will be effective at 5 P.M. on October 29, 2024, U.S. Eastern time, and the Class A ordinary shares are expected to begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market when markets open on the next business trading day under the new CUSIP/ISIN numbers. No fractional shares will be issued in connection with the Share Consolidation. All fractional shares will be rounded up to the whole number of shares. Copies of the notice of the Meeting and the form of proxy are available on the Company’s corporate investor relations website at https://ir@nano.cn.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab's Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com